Exhibit 17.1
Lori,
     I received a message from Tom Ashford at TLC that you called and said that Kerry was sending me some paperwork. Dan told me you told him that it had to do with my divorce. I talked to Kerry and he said that the board was working on a termination. I have not received any notice as of yet and would like to save everyone the hassle and simply resign. I hereby resign as CEO of the Summit Group and as an officer of its affiliates. It is with regret but I have too much respect for the company to do otherwise.

Sincerely,
/s/ Chris Bills
Chris Bills